UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000- 49688
Cusip Number: 84770S 20 9

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:  June 30, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Speedemissions, Inc.
Full Name of Registrant

1015 Tyrone Road, Suite 710
Address of Principal Executive Office (Street and Number)

Tyrone, Georgia 30290
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Speedemissions, Inc. (referred to herein as the “Company”, “we”, or “our”) was not able to timely file its Quarterly Report on Form 10-Q for the three-months ended June 30, 2015 (the “Form 10-Q”) by August 14, 2015 without unreasonable effort and expense. Due to the Company’s current financial situation, we have been unable to pay our accounting firm for services previously performed which has impaired the accounting firm’s ability to maintain its independence and complete the review of our Form 10-Q until our financial obligation has been satisfied.  We are working to resolve this matter and anticipate we will be able to file our Form 10-Q within the five-day extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Parlontieri	(770)	306-7667
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Speedemissions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2015	By:	/s/ Richard A. Parlontieri
Richard A. Parlontieri
President, Chief Executive Officer